PRIVATE OFFERING NOTICE




                                    [LOGO]
                           Merrill Lynch & Co., Inc.
             97% Protected Notes Linked to the Performance of the
                        Dow Jones Industrial AverageSM
                               due February 2011
                        US$10 principal amount per unit

                            Private Offering Notice

                                 Summary Terms

The Securities:                          Payment at maturity:
o No payments before the maturity        o On the maturity date, for each unit
  date.                                    of securities an investor owns,
o Senior unsecured debt securities of      that investor will receive an
  Merrill Lynch & Co., Inc.                amount equal to the sum of $9.70
o The securities are linked to the         per unit and an additional amount
  value of the Dow Jones Industrial        based on the percentage increase,
  Average.                                 if any, in the value of the Dow
o The securities are expected to be        Jones Industrial Average multiplied
  quoted on the Nasdaq National            by a participation rate expected to
  Market under the symbol "PDNT".          be between 100% and 115%, as
o Expected settlement date: February       described in the attached offering
    , 2004.                                document. If the value of the Dow
o Minimum repayment will not be less       Jones Industrial Average decreases
  than 97% of the principal amount         or does not increase sufficiently,
  per unit.                                at maturity an investor will
o The securities are made available        receive less than the $10 principal
  to each investor outside of the          amount per unit, which would result
  United States in a minimum initial       in a loss. The value of the Dow Jones
  investment of US$50,000 or such          Industrial Average must increase by
  amount, and subject to such other        a percentage expected to be between
  restrictions, as may be applicable       2.61% and 3.00%, depending on the
  to such investor under the private       actual participation rate, in order
  offering rules of any jurisdiction       for you to receive at least the
  outside of the United States.            principal amount of $10 per unit.
                                           In no event, however, will an
                                           investor receive less than 97% of the
                                           principal amount per unit.

The securities (the "Securities"), the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.





                           PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited, which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                 The date of this Notice is February 2, 2004.

        This Notice supplements the Preliminary Prospectus Supplement, dated February 2, 2004, and the Prospectus, dated November 26, 2003.








"Dow Jones", "Dow Jones Industrial AverageSM" and "DJIASM" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Securities are not sponsored, endorsed, sold or promoted by Dow Jones.